# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FLOOR, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0001104659-24-044818
Filed by CIK 0002018653
Persons authorized to receive notices and communications: Fiona Robertson, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971-52-877-7826

## Reporting persons
- OSN Streaming Ltd (CIK 0002018653): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer") plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note (as defined in the Amended Schedule 13D), the Second Note (as defined below) that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes (as defined in the Amended Schedule 13D) that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement (as defined in the Amended Schedule 13D). The total number of Ordinary Shares into which the Notes (as defined in the Amended Schedule 13D) are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer. 2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of January 31, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- OSN Streaming Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer. 2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of January 31, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer. 2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of January 31, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Group Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer. 2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of January 31, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Kuwait Projects Company (Holding) K.S.C.P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Kuwait (M6); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer. 2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of January 31, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FLOOR, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Comment: Explanatory Note: This Amendment No. 3 (this "Amendment No. 3") amends the initial statement on Schedule 13D filed by the Reporting Persons on April 8, 2024 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D and Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on November 19, 2024 and December 18, 2024, respectively (the Original Schedule 13D, as so amended and supplemented, the "Amended Schedule 13D"), relating to the Ordinary Shares of the Issuer. The information reported in the Amended Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Amended Schedule 13D. All references to the Schedule 13D in the Amended Schedule 13D and this Amendment No. 3 shall be deemed to refer to the Amended Schedule 13D as amended and supplemented by this Amendment No. 3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Amended Schedule 13D is hereby supplemented by the addition of the following: "The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference."

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Amended Schedule 13D is hereby supplemented by the addition of the following: "The Issuer intends to issue an Additional Note in the amount of $20,000,000 to OSN Streaming (the "Second Note") on February 7, 2025 pursuant to the Note Purchase Agreement. After giving effect to the purchase of the Second Note, OSN Streaming may elect to purchase the remaining Additional Notes in an aggregate principal amount up to an additional $23,000,000. The foregoing descriptions of the Note Purchase Agreement and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Note Purchase Agreement and the Notes, which were filed as Exhibits 8 and 9, respectively, to the Amended Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Item 5(a) of the Amended Schedule 13D is hereby amended and restated to read as follows: "The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of this Schedule 13D, OSN Streaming is the record owner of an aggregate of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares underlying warrants that are exercisable at a price of $11.50 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in Item 6 below), plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of (x) the $12,000,000 aggregate principal amount of the Initial Note, (y) the $20,000,000 aggregate principal amount of the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and (z) the $23,000,000 aggregate principal amount of the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement, each at a per share conversion price of $2.50. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer. OSN Streaming Holding, a wholly owned subsidiary of PMH, holds 100% of the equity interests in OSN Streaming. PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO holds approximately 88%), holds 100% of the equity interests in PMH. As such, these persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power over any of the Issued Ordinary Shares acquired directly by, OSN Streaming. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of January 31, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note that is expected to be issued to OSN Streaming on February 7, 2025 and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons."
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(b) of the Amended Schedule 13D is hereby amended and restated to read as follows: "The information set forth in Item 5(a) of this Amendment No. 3 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Schedule 13D, none of the Reporting Persons has effected any transactions of Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Amended Schedule 13D is hereby supplemented by the addition of the following: "The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference."

## Signatures
- OSN Streaming Ltd: /s/ Fiona Robertson, Fiona Robertson, Director (02/03/2025)
- OSN Streaming Holding Limited: /s/ Fiona Robertson, Fiona Robertson, Director (02/03/2025)
- Panther Media Holding Limited: /s/ Laura Herbin, Laura Herbin, Director (02/03/2025)
- Panther Media Group Limited: /s/ Joseph El Kawkabani, Joseph El Kawkabani, Chief Executive Officer (02/03/2025)
- Kuwait Projects Company (Holding) K.S.C.P: /s/ Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Director (02/03/2025)